Exhibit 21

Subsidiary	Place of Incorporation
Clare Capital, Inc.	Delaware
Clare Components, Inc.	Delaware
Clare Electronics, Inc.	Delaware
Clare Services, Inc.	Delaware
Clare Systems, Inc.	Delaware
Clare Technologies, Inc.	Delaware
Clare Canada, Ltd.	Ontario, Canada
Clare France S. A. R. L.	France
C.P. Clare Electronics GmbH	Germany
C.P. Clare Foreign Sales Corporation	U.S. Virgin Islands
C.P. Clare International N.V.	Belgium
C.P. Clare Mexicana S.A. de C.V.	Mexico
Clare Technologies (Taiwan), Inc.	Taiwan